UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Investindustrial Acquisition Corp.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G4771L105

(CUSIP Number)

October 13, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4771L105	13G	Page 2 of 9 Pages

1		NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
Tremat Holdings, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 shares
	6	SHARED VOTING POWER
2,500,000 shares (See Item 4)
	7	SOLE DISPOSITIVE POWER
0 shares
	8	SHARED DISPOSITIVE POWER
2,500,000 shares (See Item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,500,000 shares (See Item 4)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.2% (See Item 4)
12		TYPE OF REPORTING PERSON (See Instructions)
OO

CUSIP No. G4771L105	13G	Page 3 of 9 Pages

1		NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
Anthony Tamer
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 shares
	6	SHARED VOTING POWER
2,500,000 shares (See Item 4)
	7	SOLE DISPOSITIVE POWER
0 shares
	8	SHARED DISPOSITIVE POWER
2,500,000 shares (See Item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,500,000 shares (See Item 4)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.2% (See Item 4)
12		TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP No. G4771L105	13G	Page 4 of 9 Pages

Item 1(a)	Name of Issuer:

Investindustrial Acquisition Corp., a Cayman Islands exempted company (the “Issuer”).

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Suite 1, 3rd Floor, 11-12 St James’s Square

London, United Kingdom, SW1Y 4LB

Item 2(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by Tremat Holdings, LLC (“Tremat”) and Anthony Tamer (together, the “Reporting Persons”) pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1 and is incorporated herein by reference, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. The execution and filing of the Joint Filing Agreement shall not be construed as an admission that the Reporting Persons are a group or have agreed to act as a group.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is c/o Kactus Capital Management, LLC, 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.

Item 2(c)	Citizenship:

Tremat is organized under the laws of the State of Delaware. Anthony Tamer is a citizen of the United States.

Item 2(d)	Title of Class of Securities:

Class A Ordinary Shares, par value $0.0001 per share (the “Class A Ordinary Shares”).

Item 2(e)	CUSIP Number:

G4771L105

CUSIP No. G4771L105	13G	Page 5 of 9 Pages

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g) ☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable.

Item 4	Ownership:

(a)	Amount beneficially owned as of the date hereof:

Tremat is the record owner of 2,500,000 shares of Class A Ordinary Shares. Anthony Tamer is the sole manager of Tremat and as such may be deemed the beneficial owner of the shares of Class A Ordinary Shares reported herein.

Pursuant to Rule 13d-4 of the Act, neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it or he is the beneficial owner of any of the shares of Class A Ordinary Shares or other securities of the Issuer for the purposes of Section 13(d) of the Act, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the shares of Class A Ordinary Shares owned of record by Tremat, except to the extent of such Reporting Person’s pecuniary interest therein.

CUSIP No. G4771L105	13G	Page 6 of 9 Pages

(b)	Percent of class:

6.2%

The denominator for this calculation is based on 40,250,000 shares of Class A Ordinary Shares outstanding as of August 13, 2021, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 13, 2021.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

2,500,000 shares (see Item 4(a))

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

2,500,000 shares (see Item 4(a))

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

CUSIP No. G4771L105	13G	Page 7 of 9 Pages

Item 10	Certification:

By signing below, the Reporting Persons certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer  and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. G4771L105	13G	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 99.1 hereto.

Dated:  October 22, 2021.

TREMAT HOLDINGS, LLC

By:	/s/ Anthony Tamer
Anthony Tamer
Manager

/s/ Anthony Tamer
Anthony Tamer

CUSIP No. G4771L105	13G	Page 9 of 9 Pages

EXHIBIT INDEX

Exhibit No.
99.1	Joint Filing Agreement dated as of October 22, 2021, by and among each of the Reporting Persons